Exhibit 99.1

VANC Pharmaceuticals Provides Corporate Update

November 1, 2016 – VANC Pharmaceuticals Inc. (“VANC” or the “Company”), a pharmaceutical company focused on the Canadian generic drug and over-the-counter (the “OTC”) markets, announces that it will seek TSXV approval to consolidate all of its issued and outstanding common shares (the “Common Shares”) on the basis of every four (4) old Common Shares being consolidated into one (1) new Common Share (the “Share Consolidation”).  In accordance with current TSXV policies, shareholder approval will not be required for the proposed Share Consolidation.  The proposed Share Consolidation has been approved by the Company’s board of directors.

The proposed Share Consolidation would result in the number of issued and outstanding Common Shares being reduced from the current outstanding 60,005,225 Common Shares to approximately 15,001,306 Common Shares.  The Company also has outstanding options to purchase 5,505,000 Common Shares, equal to 1,376,250 Common Shares on a post-consolidation basis, and 3,905,000 warrants to purchase 3,905,000 Common Shares, equal to 976,250 Common Shares on a post-consolidation basis.

The Company does not intend to change its name or its current trading symbol in connection with the proposed Share Consolidation.

Management of the Company believes that the proposed Share Consolidation will better position the Company to raise the funds it requires to finance ongoing business activities and advance its generic drug and OTC products.

The effective date of the consolidation will be disclosed in a subsequent news release.  Notwithstanding the foregoing, the board of directors may, at its discretion, determine not to effect the consolidation.

The Company announces it expects to announce the third quarter results towards the end of November.

The Company also announces that it has started the sales coverage for its OTC and generic line of products effective October in Quebec.  The company already has sales operations in Alberta, Ontario, British Columbia and Manitoba.

On behalf of:

VANC Pharmaceuticals Inc.

Eugene Beukman

Director and CFO

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

“outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to VANC as of the date of this release, and VANC assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of VANC and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.